United States securities and exchange commission logo





                             October 11, 2020

       Lixin Cai
       Chairman and Chief Executive Officer
       CXJ Group Co., Ltd.
       Room 1903-1, No.1 building, Xizi International center
       Jianggan District, Hangzhou City,
       Zhejiang Province, China

                                                        Re: CXJ Group Co., Ltd
                                                            Registration
Statement on Form S-1
                                                            Filed September 14,
2020
                                                            File No. 333-248779

       Dear Mr. Cai:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed September 14, 2020

       General

   1. Please update your filing to disclose the impact of the COVID-19 on your company, if material. Refer to CF
Disclosure Guidance: Topic No. 9 and 9A for additional guidance.
   2. We note that page F-12 states that you are an emerging growth company. Please tell us how you determined you
are an emerging growth company as it appears your common
                                                        equity securities were
sold pursuant to registration statements under the Securities Act
                                                        1933 that were declared
effective in on February 12, 2004 and June 23, 2006. If you are
                                                        not an emerging growth
company please revise to reflect your current status clearly.
   3. We note that you have obtained a new CIK No. for CXJ. Please disclose where investors
 Lixin Cai
FirstName
CXJ GroupLastNameLixin   Cai
           Co., Ltd.
Comapany
October 11,NameCXJ
            2020     Group Co., Ltd.
October
Page 2 11, 2020 Page 2
FirstName LastName
         can find filings made by Global Entertainment Corp.
4. Please disclose the process by which Custodian Ventures LLC became aware of the company and was appointed custodian of the company.
5. Please advise whether you have obtained opinion from PRC counsel regarding your compliance with PRC regulations.
6. We note that page F-16 states that the company loaned $115,868 loan to Lixin Cai and
         $51,458 to New Charles Technology Group Limited, an entity controlled by your director. Please provide your analysis on how you intend to comply with Section 13(k)(1)
         of the Exchange Act.
Prospectus Cover Page, page i

7. We note that your common stock is traded on the OTC Pink. Please revise your disclosure to state that the selling shareholders must offer and sell their shares for a fixed price for the duration of the offering and disclose the price at which the selling shareholders will offer their shares. In this regard, please revise throughout the prospectus to remove any and all indications that selling shareholders have the ability to sell their shares at market prices, including here and pages 17 and 42.
Corporate History, page 5

8. Please disclose the nature of the company's operations from 2011 to 2019. Please disclose all of the company's subsidiaries. Please revise to disclose the name of the entity controlled by Custodian Ventures, LLC that transferred the company to Mr. Xinrui
         Wang.
9. We note your disclosures on page 40. There appears to be a discrepancy in the number of shares owned by the selling shareholders. In that regard, we note that Mr. Mao and Mr.
         Niu purchased a total of 1,500,000 shares of preferred stock from Mr. Wang. Is unclear how Mr. Mao and Mr. Niu currently own 10,500,000 and 4,500,000. Please revise to clarify how many shares your selling shareholders own and when such shares were obtained.
10. Please describe the services that Mr. Lazar rendered to the company and explain who requested those services. If Mr. Lazar owned any other shares of Global Entertainment's common stock prior to the appointment of Custodian Ventures, LLC as custodian, please revise to discuss how and when he obtained those shares.
11. It does not appear that CXJ Technology (Hangzhou) Co., Ltd is reflected the organizational chart. Please advise.
Prospectus Summary, page 5

12.      Please include here your telephone number. See Item 503(b) of
Regulation S-K.
 Lixin Cai
FirstName
CXJ GroupLastNameLixin   Cai
           Co., Ltd.
Comapany
October 11,NameCXJ
            2020     Group Co., Ltd.
October
Page 3 11, 2020 Page 3
FirstName LastName
There is a limited market for our common stock, page 15

13. Please revise to clarify that your stock trades on the OTC Pink. We may require additional capital to support growth, page 11

14. We note your disclosure that you may require additional funds beyond those generated by this offering. This disclosure is inappropriate given that the company will not receive any of the proceeds raised in this offering. Please revise accordingly. Market Price For Our Common Equity and Related Stockholder Matters, page 35

15. Please revise to provide information for each quarterly period within the two most recent fiscal years pursuant to Item 201(a)(iii) of Regulation S-K. For each quarter in which there is no trading, please indicate that in your responsive disclosure.
Directors and Executive Officers and Corporate Governance, page 36

16. Please disclose the name of the company founded by Ms. Luo, and the dates of Mr.
         Wang's work experience at Chang Lai Chang Wang (Hangzhou) E-commerce Co., Ltd.
         Please refer to Item 401(e) of Regulation S-K.
17. Please revise to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Wang should serve as a director. Please also include the names of all of your officers and directors in the table. Please refer to
Item 401(e) of Regulation
         S-K.
Executive Compensation, page 38

18. You disclose that the table sets forth the compensation earned during the past two fiscal years by the person who served as your principal executive officer at the end of 2020.
         Please revise to disclose the compensation for your named executive officers for the last completed fiscal year.
Recent Sales of Unregistered Securities, page 48

19. Please revise to indicate the section of the Securities Act of 1933 or rule under which exemption from registration is claimed and state briefly the facts relied upon to make the exemption available. See Item 701(d) of Regulation S-K.
Note 6: Prepayment, deposits and other receivables, page F-15

20. Please revise table to disclose the significant components of other receivables, including, for example, the amounts related to employee receivables, VAT receivables, etc.
Note 8. Advanced received, accrued expenses and other payables, page F-15

21. We note the significant amount of advance payments recorded at May 31, 2020 relating
 Lixin Cai
CXJ Group Co., Ltd.
October 11, 2020
Page 4
         to brand name management fees and prepaid purchases of goods by customers. Please revise to disclose the amount related to each item. In addition, revise to provide the disclosures required by ASC 606-10-50-8 and 50-9 relating to these contract liability balances.
Exhibit 23.1, page X-1

22. Please have your auditor revise its consent to refer to the correct date of its audit report, which we note is September 4, 2020. In addition, revise the Expert section on page 46 to correctly indicate that the financial statements have been audited by Total Asia Associates
         PLT, and not B F Borgers CPA PC.
Exhibits

23. Please ensure that the agreements filed as exhibits are complete, dated and executed copies that include all of the terms of the agreement. For example, we note that Exhibit
         10.6 is undated, incomplete and missing signature information. Please refile complete and executed copies of your agreements.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Melissa Gilmore, Staff Accountant, at 202-551-3777 or Martin James,
Senior Advisor, at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney, at 202-551-3345 or Asia Timmons-Pierce, Special Counsel, at 202-551-3754 with any other questions.



FirstName LastNameLixin Cai                                    Sincerely,
Comapany NameCXJ Group Co., Ltd.
                                                               Division of
Corporation Finance
October 11, 2020 Page 4                                        Office of
Manufacturing
FirstName LastName